Exhibit 6.10

ROCKITPLAY TECHNOLOGY LICENSE

STANDARD LICENSE AGREEMENT

This Technology License Standard Agreement (the “Agreement”) is entered into as of March 28, 2022 (the “Effective Date”) by and between DACS LABORATORIES GmbH, offices at Niermannsweg 11, 40699 Erkrath, Germany (“DACSLABS”), and Robot Cache Inc., a California Cooperation with offices at 5910 Pacific Center Blvd., Suite 300, San Diego, CA 92121, USA (“Licensee”) (DACSLABS and Licensee are sometimes referred to herein each as a “Party” and collectively as the “Parties”).

WHEREAS, DACSLABS has developed a proprietary software program known as “ROCKITPLAY” (the “Licensed Technology”) which greatly reduces the time required between when the download process for a downloadable interactive entertainment software product commences and when the end user is able to commence playing said product, and grants to certain individuals and organizations nonexclusive licenses to use the Licensed Technology in object code form in connection with the download of specific interactive entertainment software products; and

WHEREAS, Licensee is an online distribution platform for interactive entertainment software products; and

WHEREAS, Licensee desires to enter into a nonexclusive, nontransferable and terminable license agreement with DACSLABS for use of the Licensed Technology; and

WHEREAS, the Parties desire to enter into this Agreement to provide Licensee with a standard license that will (i) allow Licensee to utilize and commercially exploit the Licensed Technology, and (ii) obtain engineering support from DACSLABS.

NOW, THEREFORE, for good and valuable consideration and in consideration of the mutual covenants and conditions herein contained, DACSLABS and Licensee agree as follows:

1. DEFINITIONS. For the purposes of this Agreement, the terms set forth below shall be defined as follows:

a. The term “Affiliate” shall mean any person or entity that, either directly or indirectly, that is under common control with, or is controlled by a Party to this Agreement, whether such control is exercised by voting rights or otherwise.

b. The term “Authorized Platform” shall mean only the 64-bit Microsoft Windows 10 operating system.

c. The term “Authorized Product(s)” shall mean those interactive entertainment software products available on the robotcache.com store as the “Authorized Products” which shall make use of the Licensed Technology (including without limitation any Enhancements) to allow a faster start of the Authorized Products during the download phase by end users. For the avoidance of doubt, every game, game sequel, prequel, and spin-off shall each be considered to be separate Authorized Products. DLC for an Authorized Product shall not be considered to be a new Authorized Product unless available on the robotcache.com store.

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d. The term “Derivative Technology” shall mean a work of authorship (including software) that is based upon all or any portion of the Licensed Technology, such as a translation, modification, correction, addition, extension, upgrade, improvement, adaptation, abridgement, recasting, transformation, or elaboration.

e. The term “Enhancements” shall mean any technology, including, without any limitation whatsoever, source code, developed by or on behalf of Licensee that enhances or improves the Licensed Technology or that is used in connection with the Licensed Technology. All Enhancements shall be owned by DACSLABS.

f. The term “Intellectual Property Rights” shall mean any and all tangible and intangible and now known or hereafter existing (i) rights associated with works of authorship throughout the world, including but not limited to copyrights and moral rights; (ii) trademark and trade name rights and similar rights; (iii) trade secret rights; (iv) patents, designs, algorithms and other industrial property rights; (v) all other intellectual and proprietary rights (of every kind and nature throughout the world and however designated), whether arising by operation of law, contract, license or otherwise, whether registered or unregistered; and (vi) all registrations, applications, renewals, extensions, continuations, divisions or reissues thereof.

g. The term “Licensed Technology” shall mean DACSLABS’s proprietary software program known as ROCKITPLAY which is used to decrease the time required between when the download process for an Authorized Product commences and when an end user may commence playing such Authorized Product. For the avoidance of doubt, Licensed Technology shall include ROCKITPLAY-Client-SDK and-RTE and the ROCKITPLAY-Server-Software.

h. The term “Territory” shall mean the countries and/or regions set forth in Exhibit A.

i. The term “Net Revenues” shall mean the gross revenue received by or credited to Licensee and its Affiliates in connection with the exploitation of the Licensed Technology in any manner, including without limitation revenues from the sales of virtual in-game items or virtual money and subscriptions and premium accounts for the Authorized Products, sales or licenses of DLC for the Authorized Products, license fees, distribution fees, royalties (where applicable), in-game advertising, sales to end users, licenses to end users, and any other commercial exploitation of the Authorized Products, less only amounts owed to the Authorized Products’ respective developers, publisher and third-party distribution fees/commissions/royalties, payment processing and exchange fees, refunds, chargebacks, fraud, VAT, withholding tax not utilized by Licensee and other similar governmental taxes. No other deductions from gross revenue are allowed without prior written consent from DACSLABS. The following is an exemplified calculation on how to derive Net Revenues: Sale Price: $39.99 (Taxes and VAT are not included in calculation as remitted to proper tax authorities). Less Publisher Royalty: $33.99 (Depending on publisher and type of sale 70%-95%, using 85% for this example). Less Payment Processing Fee: $1.20 (Credit Card, PayPal, etc. (Ranges from 3% to 5%). Less Third Party (if applicable): $1.70 (This would be an RC partner that may get a cut of the sale). Net to Robot Cache: $3.10. Thereof 5% to DACSLABS = $0.15.

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j. The term “Updates” shall mean any improvements, enhancements, updates, fixes and other changes to the current version of the Licensed Technology as may, from time to time, be developed by DACSLABS, in its sole discretion, and which are not marketed or sold as separate stand-alone programs; such Updates shall be deemed to be part of the Licensed Technology.

k. The term “Upgrades” shall mean any improvements, enhancements, updates, fixes and other changes to the current version of the Licensed Technology as may, from time to time, be developed by DACSLABS, in its sole discretion, and which are marketed or sold as separate stand-alone programs; such Upgrades shall not be deemed to be part of the Licensed Technology.

2. GRANT OF LICENSE; RESTRICTIONS; OBLIGATIONS.

a. STANDARD LICENSE: Subject to the terms and conditions of this Agreement, DACSLABS hereby grants to Licensee a limited, nonexclusive, nontransferable and revocable license (the “Standard License”) within the Territory and during the Term to: (i) use the Licensed Technology for the sole purpose of distributing the Authorized Products on the Authorized Platform(s), including the right to grant required sub-licenses to third-parties which are involved in the development or distribution process of the Authorized Products, such as external Quality Assurance service providers; (ii) distribute the Licensed Technology (in object code only) as an embedded component of the Authorized Products; (iii) duplicate the Licensed Technology in object code form only pursuant to the terms of this Agreement; (iv) to sub-license the Licensed Technology as an embedded component of an Authorized Product only to end user customers and only as it is delivered to end user by the same distribution platform as the Authorized Product and installed on the end users’ PC as Kernel Drivers for Windows; and (v) to develop Enhancements for use with the Licensed Technology.

b. Nothing contained in this Agreement shall be construed to grant to Licensee the right to sell, disclose, distribute or sublicense the Licensed Technology or Enhancements, apart from its use with Authorized Products. Licensee irrevocably waives and releases any claim to ownership rights of any kind in the Licensed Technology, Derivative Technology, Updates, Upgrades, and Enhancements.

c. DACSLABS hereby reserves all rights not expressly granted to Licensee in this Agreement. Licensee acknowledges that DACSLABS claims and reserves all rights and benefits afforded under the respective copyright laws of the Territory in the Licensed Technology and related documentation, and any copying, modification, or distribution of same not expressly authorized by this Agreement is strictly forbidden.

d. License Restrictions.

i. Except as required for integrating the Licensed Technology into the Authorized Products in compliance with the terms of this Agreement, Licensee shall not: (A) copy (other than for internal use reasonably required with respect to the Authorized Products), modify, display, disclose, license, sublicense or distribute to any person all or any part of the Licensed Technology, except as expressly provided for herein; or (B) disassemble, de-compile or reverse engineer the Licensed Technology, or any part thereof; or (C) to offer Authorized Products using the Licensed Technology on any platform that is not listed as an Authorized Platform on Exhibit A; or (D) transfer the Licensed Technology to any third-party without DACSLABS express prior consent. The compelling rights granted to Licensee by the statutory provisions in sections 69d and 69e of the German Copyright Code (Urheberrechtsgesetz, UrhG) shall remain unaffected.

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ii. Licensee agrees not to modify any proprietary or confidential legends or notices placed upon or contained within the Licensed Technology or on any other materials related thereto.

iii. Licensee shall immediately cease all use of the Licensed Technology upon termination of the Agreement as set forth in Exhibit B. DACSLABS reserves the right to withdraw Licensee’s access, block or otherwise disable all Licensed Technology and its functions immediately upon Licensee’s uncured material breach. DACSLABS shall not be responsible for any damage caused by blocking or disabling the Licensed Technology. Any rights and obligations of Licensee and DACSLABS in regard to the already purchased enhanced versions of Authorized Products on end user’s computers after the termination or expiration of this Agreement and an unwinding of the Authorized Products on the local PCs of end users from the ROCKITPLAY enhanced version according to Exhibit B remains unaffected.

e. Licensee’s Obligations and Representations. Licensee agrees to not engage in deceptive, misleading or unethical practices or make representations that are or might be detrimental to or disparage DACSLABS, the Licensed Technology, or the public. Licensee agrees to reasonably cooperate, assist, and otherwise collaborate with DACSLABS during the Term in connection with DACSLABS’ performance of its obligations hereunder, including the integration of the Licensed Technology with respect to the Authorized Products.

f. Delivery of Technology to Licensee. Within five (5) days following the later of: (i) the Effective Date of this Agreement, and (ii) Licensee’s payment of the Integration Fee, DACSLABS will provide Licensee with access to the ROCKITPLAY-Client-SDK and -RTE and the ROCKITPLAY-Server- Software as set forth in Exhibit B.

g. Technical Support. DACSLABS shall provide Integration Support, routine maintenance in the form of standard bug fixes, and the provision of regular Updates as set forth in Exhibit B.

h. Further Restrictions. Licensee agrees that it shall not use, or authorize the use of, the Licensed Technology in connection with any products, services or activities that: are illegal; are defamatory; demean individuals; are pornographic or obscene; are physically harmful to children; promote illegal activities; or whose publication or distribution violates applicable laws, particularly including, but not limited to, provisions of youth protection law.

i. Independent Development; Residuals. DACSLABS acknowledges that the Licensee may currently or in the future be developing certain technologies internally, or receiving certain technologies from other parties, that are similar or identical to the Licensed Technology. Accordingly, nothing in this Agreement will be construed as a representation or agreement that the Licensee will not develop or have developed for it, technologies, products, concepts, systems or techniques that are similar to or compete with the Licensed Technology, provided that the Licensee does not violate any of its obligations under this Agreement in connection with such development. DACSLABS further acknowledges and agrees that Licensee shall be able to use the residuals resulting from access to or work with the Licensed Technology for any purpose, provided that it does not violate any of DACSLABS’ intellectual property rights, in particular any copyrights to the code of the Licensed Technology or any registered patents, or its obligations under this Agreement. The term “residuals” means information retained in the unaided memory of persons employed or retained by Licensee who have had access to or worked with the Licensed Technology, including ideas, concepts, know-how or techniques contained therein. There shall be no obligation to provide compensation for any such permitted use of residuals.

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3. PAYMENTS; TAXES; RECORDS

a. Fees and Payments Between Parties. In consideration of exploiting the Licensed Technology provided by DACSLABS to Licensee hereunder, Licensee shall pay to DACSLABS the amounts set forth in Exhibit A executed hereunder in accordance with the timeline set forth therein.

b. Effects of Non-Payment. If Licensee does not make a payment to DACSLABS within the required time periods, DACSLABS may suspend the licenses granted to Licensee, and all of the obligations of DACSLABS, including, without limitation, the performance of the Licensed Technology, shall be suspended until such time as DACSLABS has received full payment. In case of such suspension, Licensee must cease all use of the Licensed Technology.

c. Taxes. Except for income taxes, if any, levied on DACSLABS, Licensee: shall not be entitled to deduct the amount of any such taxes, duties or assessments from payments made to DACSLABS under this Agreement except as required by law, regulation or government order. The purpose of this subsection is to preserve the payments to DACSLABS from being reduced because of duties and other taxes and assessments which may be imposed by a jurisdiction in which Licensee or its publishers operate or are subject to taxation, payment of duties or assessments.

d. Records. Licensee agrees to submit to Licensor two reports: A Royalty Report and the ROCKITPLAY Usage Report. (i) Royalty Report: Within thirty (30) days after the end of each calendar quarter, Licensee agrees to furnish the payments described above, along with a detailed statement and report of the calculation of the payments, in particular of the Royalties, as set forth in Exhibit A. In addition, Licensee shall maintain records of all sales, revenue and other information related to the preparation of each statement (“Records”). During each consecutive twelve (12) month period of the Audit Period, but not more than once in any twelve (12) month period, Licensee shall permit an independent certified public accounting firm selected by DACSLABS (and reasonably acceptable to Licensee), to audit such Records to determine whether Licensee complied with its reporting and payment obligations accurately as provided hereunder. The scope of such audit may only go back for a twelve (12) month period prior to the date of the beginning of the audit. If any audit should reveal any underpayment by Licensee, Licensee shall pay such underpaid amount plus interest rate of four (4) percentage points above the basic rate of interest per year due to DACSLABS within thirty (30) days of its receipt of a deficiency notice by Licensee. In addition, (i) if the underpaid amount exceeds five percent (5%) of the amount actually paid to DACSLABS for the underreported period, Licensee shall also reimburse DACSLABS for DACSLABS’s audit costs (ii) if the underpaid amount is less than five percent (5%) of the amount actually paid to DACSLABS for the underreported period, DACSLABS shall also reimburse Licensee for Licensee’s audit costs. This provision shall remain in effect during the Term and for a period of one (1) year after the termination or expiration of the Term for any reason (the “Audit Period”). (ii) ROCKITPLAY Usage Report: Furthermore, Licensee agrees to allow the automated ROCKITPLAY Usage Report as defined in Exhibit C to be sent once per week to the Licensor. This report will be automatically created by the Licensed Technology and can be used by DACSLABS or Licensee to verify the detailed statement and report of Licensee.

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e. Payments. Unless otherwise expressly stated herein, all amounts earned by DACSLABS shall be paid on a Quarterly basis, within forty-five (45) of the end of each Quarter. If the amounts earned by DACSLAB are less than US$ 100 for the Quarter, payment shall be withheld until such time as the amounts earned are equal to or greater than US$ 100. All amounts not timely paid shall accrue interest at a rate, calculated upon the unpaid balance, of the lesser of: (i) four (4) percentage points above the basic rate of interest per year; or (ii) the highest rate allowed by applicable law. All payments made hereunder shall be payable in US Dollars. All payments made by Licensee to DACSLABS under this Agreement shall be sent by wire transfer to the account of DACSLABS’s choosing as indicated below, which account may be changed from time to time on written notice (electronic form such as email not being sufficient) from DACSLABS to Licensee.

Bank Name: National Bank Essen

Bank Address: National Bank AG, Theaterplatz 8, 45127 Essen / Germany

Beneficiary Name: DACS Laboratories GmbH

IBAN: DE38 3602 0030 0007 3145 15

IBAN/SWIFT Code: NBAGDE3EXXX

4. WARRANTIES; INDEMNITY.

a. Warranty; Limitations. DACSLABS represents and warrants: (i) that it has the power and authority to enter into this Agreement, and (ii) that this Agreement has been executed by its duly authorized representative; and (iii) it has the right to license the Licensed Technology as contemplated hereunder; and (iv) to the best of DACSLABS’s knowledge, the Licensed Technology does not infringe the Intellectual Property Rights of any third party; and (v) the Licensed Technology is developed with the usual standard of care and is free of material bugs and defects which preclude or affect the suitability for the customary or contractual use to an extent that is more than immaterial; and contains no viruses, malware, easter eggs, offensive or illegal material, etc.. However, according to the current state of the art, it is not possible to create software in such a way that it works flawlessly in all application combinations, works with previously unknown third-party software and hardware and/or is protected against all kinds of manipulations by third parties. DACSLABS does not warrant (i) that the functions performed by the Licensed Technology will meet Licensee’s expectations, requirements or economic goals or will be compatible with any Authorized Products, or (ii) that the operation of the Licensed Technology will be bug free or error free in all circumstances, or (iii) that any defects in the Licensed Technology can or will be corrected. Licensee shall notify DACSLABS immediately of any errors or other faults affecting proper use of the Platform and shall provide DACSLABS with reasonable support if such support is required for the rectification of a reported error or fault.

b. Disclaimer of All Other Warranties and Representations. Except as expressly set forth in this Agreement, DACSLABS does not provide any warranty or guarantee.

c. Statute of limitation. With the exception to claims related to intellectual property infringement, malware, viruses, and offensive materials, any warranty claims become statute- barred within one year. This does not apply if there are mandatory longer periods required by law. Any longer statutory limitation periods shall also apply if DACSLABS or its legal representatives or vicarious agents are guilty of intent or gross negligence or if the claim for damages is based on injury to life, limb or health.

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d. Licensee’s Guarantees. Licensee guarantees: (i) that it has the power and authority to enter into this Agreement and to fully perform its obligations hereunder; and (ii) that this Agreement has been executed by its duly authorized representative; and (iii) that it is under no contractual or other legal obligation which would interfere in any way with the full performance of its obligations pursuant to this Agreement; and (iv) that it shall comply with all laws, regulations, decrees, judgments and other governmental acts with respect to its distribution or use of the Authorized Products.

e. Indemnity. Licensee will indemnify and defend DACSLABS, its parent and Affiliates, and their respective owners, shareholders, officers, directors, employees, agents, customers, and sub-licensees from, and hold them harmless from, any loss, damage, liability, and expense (including reasonable attorneys’ fees) suffered or incurred by any of them arising out of: (1) a breach by Licensee of its guarantees under this Agreement; or (2) any claim against DACSLABS that an Authorized Product infringes upon the Intellectual Property Rights or other rights of a third party. DACSLABS will indemnify and defend Licensee and officers, directors, employees from, and hold them harmless from, any loss, damage, liability, and expense (including reasonable attorneys’ fees) suffered or incurred by any of them arising out of: (1) any breach by DACSLABS of its representations and warranties under this Agreement; (except in regard to Sec. 4. a. (v), where the normal warranty rights shall apply) or (2) any claim against Licensee that the Licensed Technology infringes upon the Intellectual Property Rights or other rights of a third party; or (3) any claim against Licensee for damages caused by the Licensed Technology.

5. INTELLECTUAL PROPERTY RIGHTS.

a. DACSLABS shall retain all right, title, and interest in, and is and shall be the sole owner of, all Intellectual Property Rights in and to, the Licensed Technology, including without limitation Derivative Technology, Upgrades, Updates, and Enhancements and related documentation (all of the foregoing, for purposes of this Section, the “DACSLABS Property”) provided, however, that DACSLABS shall grant Licensee a worldwide, in perpetuity and royalty free license to use any Derivative Technology or Enhancements to the extent that these have been developed by Licensee. Licensee shall not obtain any ownership rights in the DACSLABS Property as a result of its rights and responsibilities hereunder. If and to the extent that Licensee is deemed to have, or has obtained, any ownership or intellectual property rights in the DACSLABS Property (or portion thereof) which have not been explicitly granted to Licensee by Sec. 2 of this Agreement, Licensee hereby, when these rights come into existence or when Licensee first gains control over these rights, irrevocably assigns and transfers to DACSLABS, its successors and assigns, throughout the world, in perpetuity, in any and all languages, for all now known or hereafter devised uses, media, platforms, manners and forms, the following: (i) the entire right, title and interest in and to the Intellectual Property Rights and all other rights Licensee has in any such DACSLABS Property and any and all rights in and to any works based upon, derived from, or incorporating any such DACSLABS Property; (ii) the exclusive right to obtain, register and renew the copyrights or copyright protection in any such DACSLABS Property, where applicable under local law; (iii) all income, Standard License Fees, damages, claims and payments now or hereafter due or payable with respect to any such DACSLABS Property; and (iv) all causes of action in law or equity, past and future, for infringements or violation of any of the rights in any such DACSLABS Property, and any recoveries resulting therefrom. If an assignment or transfer of the particular right is not permitted under applicable law, Licensee shall grant DACSLABS an exclusive, perpetual, irrevocable, sub-licensable, unrestricted, royalty-free, worldwide right to use and exploit in any manner the particular right to the same extent as provided above for an assignment or transfer. In such case, 5. a. (ii) to (iv) above shall apply accordingly.

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b. Without limiting the foregoing, each Party acknowledges that the other Party is the sole and exclusive owner of its Trademarks. All use of the party’s Trademarks shall inure to the benefit of the respective party. Nothing contained in this Agreement shall give the other Party any interest in such Trademarks. Each Party agrees that it will not at any time during or after this Agreement do anything which may adversely affect the validity or enforceability of any Trademarks of the other Party, e.g., attempting to register trademarks or domain names similar thereto. Each Party agrees not to affix any of its Trademarks to the products of the other Party, unless the Party owning the products obtains prior written consent for each such instance.

c. Licensee hereby grants to DACSLABS a non-exclusive, fully-paid, royalty-free, worldwide, perpetual, irrevocable, sublicensable, non-terminable, transferable, assignable Standard License to use and otherwise exploit in any manner whatsoever all bug fixes or similar corrections to the Licensed Technology that Licensee, its employees, Affiliates, agents, assignees, sub-licensees, or representatives create.

d. Licensee agrees to duly execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered to DACSLABS, any instruments that may be necessary, proper, or expedient in the reasonable opinion of DACSLABS to carry out and effectuate the purposes and intent of this Agreement.

6. LIMITATION OF LIABILITY.

a. In the case of slight negligence, DACSLABS shall only be liable for the violation of an essential contractual obligation. These are obligations, the fulfilment of which enables the proper execution of the contract and on whose observance the Customer may regularly rely.

b. In the event of a breach of material contractual obligations, either Party’s liability for damages shall be limited to the foreseeable, contract-typical damage. In any event either Party’s liability to the other Party for any and all damages caused under or in connection with this Agreement shall be limited to an aggregate maximum amount of US$ 50,000.

c. All other liability for slight negligence or non-culpable violations of this Agreement shall be excluded.

d. The above exclusions and limitations of liability shall also apply with regard to the liability of either Party’s employees, workers, staff, representatives and vicarious agents and in particular for the benefit of shareholders, employees, representatives, executive bodies and their members with regard to their personal liability.

e. Neither the foregoing limitations nor any other provisions in this Agreement shall limit either Party’s liability (i) for damages or injury to life, limb or health; (ii) in the event of willful intent or gross negligence by either Party or its employees and representatives; (iii) under the German Product Liability Act (Produkthaftungsgesetz) or (iv) for damages caused by the breach of a guarantee (including IP infringement).

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7. CONFIDENTIALITY: NONDISCLOSURE. Each Party hereby agrees that: (a) this Agreement, and the Licensed Technology, Enhancements, Derivative Technology, Updates, Upgrades, any of Licensee’s technology or non-public information on the Authorized Products, related expertise and documentation, and other material or information provided to the other Party or developed hereunder, and any marketing or business information received by each Party under this Agreement (all of the foregoing collectively referred to as the “Confidential Information”), whether for the receiving Party’s own internal use or otherwise, and whether provided orally, in writing or in any other medium, is and shall be treated as the confidential and proprietary property of the disclosing Party; and (b) the disclosing Party is the sole and exclusive owner of the Confidential Information; and (c) the misuse or disclosure of that Confidential Information could adversely affect the disclosing Party’s business; and (d) the receiving Party shall hold the disclosing Party’s Confidential Information in strictest confidence and shall not duplicate or in any way disclose such Confidential Information to others in whole or in part. This confidentiality obligation shall not apply to such Confidential Information (i) which was probably already known to the receiving Party at the time of conclusion of this Agreement or thereafter becomes known to the receiving Party from a third party without violating a confidentiality agreement, statutory provisions or official orders; (ii) which was independently developed by the receiving Party without any use or inspiration by the Confidential Information disclosed by the disclosing Party; (iii) which is public knowledge at the time of conclusion of this Agreement or are made public thereafter, insofar as this is not based on a breach of this Agreement;

(iv) which may be disclosed by the receiving Party with the disclosing Party’s consent; or (v) which must be disclosed due to statutory obligations or by order of a court or public authority; however to the extent permissible and possible, the receiving Party shall in such a case notify the disclosing Party in advance and provide it with an opportunity to oppose such disclosure.

8. TERM. The term of this Agreement (“Term”) shall run for a period of time as set forth in Exhibit A.

9. TERMINATION; DISPOSITION AT TERMINATION.

a. Termination for cause. DACSLABS shall have the right to immediately terminate this Agreement by delivering written notice to Licensee if: (i) Licensee is delinquent in making payment of any sum due under this Agreement and continues to be delinquent for a period of thirty (30) days after the last day on which such payment is due; or (ii) Licensee shall commit or permit any other material breach of this Agreement and shall fail to remedy such material breach within thirty (30) days after written notice of such material breach is given.

b. Termination for convenience. Either party shall have the right to terminate this Agreement for convenience with a notice period of ninety (90) business days, unless otherwise specified in Exhibit A. The right to terminate for good cause remains unaffected. Such termination shall be in writing (email is not sufficient).

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c. Disposition on Expiration or Termination.

Upon the expiration or termination of this Agreement for any reason, the Parties agree to the following:

(1) At the date of any termination or expiration and to the extent as described in 9 c. (2), (i) Licensee deletes all ROCKITPLAY Cloud Service Instances and shall stop distributing any ROCKITPLAY enhanced versions of the Authorized Products to end users subject to section c(2) below. (ii) All rights under the Standard License granted to Licensee under Section 2 herein shall immediately cease and terminate. (iii) Licensee, at Licensee’s expense, shall immediately return to DACSLABS all copies of the Licensed Technology and Confidential Information, including any portions thereof, in its possession; and (iv) Licensee shall declare to DACSLABS in writing that it has complied with this subsection; and (v) Licensee shall cease all use of any kind of DACSLABS Trademarks, and (vi) all accrued but unpaid applicable sums owed, including but not limited to License Fees and Royalties earned, , , shall become payable, within 30 days and (vii) Licensee shall provide DACSLABS with a final statement and report as set forth in Section 3.d.

(2) Any end users which have received the ROCKITPLAY enhanced versions of an Authorized Product prior to the date of any termination or expiration of this Agreement shall be permitted to continue using these enhanced versions for unlimited time. DACSLABS is not permitted to disable the functionality of the ROCKITPLAY enhanced versions of the Authorized Products for end-users. However, at the date of any termination or expiration, DACSLABS shall cease the provision of any further support or maintenance for the Licensed Technology as already installed on end user’s PCs, unless Licensee enters into a separate support and maintenance agreement with DACSLABS.

d. No Residual Rights. Subject to the above-mentioned exclusions, in the event this Agreement expires or is terminated, DACSLABS shall not be liable to Licensee solely because of such expiration or termination, and shall not be held liable for any compensation, damages, reimbursements, or loss of prospective or anticipated profits. DACSLABS explicitly notes that there is no reason for Licensee to expect that its business relationship with DACSLABS will continue beyond the expiration of this Agreement or its earlier termination, or that Licensee shall obtain any anticipated amount of profits by virtue of this Agreement.

e. No Election of Remedies. Termination of this Agreement by DACSLABS and/or repossession shall not affect any other rights or remedies that DACSLABS may have.

10. COMPLIANCE WITH LAW. In connection with its obligations hereunder, each Party agrees to comply with all applicable laws, regulations, decrees, judgments and other governmental acts of Germany and of the Territory in which the Licensed Technology may be licensed. Each Party agrees to take all such further acts and execute all such further documents as the other Party reasonably may request to assist either Party in complying with the foregoing.

11. GENERAL PROVISIONS.

a. Notices. Any notice or other communication required or permitted hereunder shall be in writing. The sending of a scanned signed document by email or the use of a qualified e-signature on an electronic document shall suffice to meet this form requirement, a normal email shall not be sufficient.

b. Assignment and Set-off. This Agreement may not be assigned or sublicensed by Licensee in whole or in part, without DACSLABS’ prior written approval in each instance and any assignment in violation of the foregoing shall be null, void and without effect. Subject to the foregoing, this Agreement shall be binding upon and inure for the benefit of the successors and permitted assignees of the Parties.

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c. Force Majeure. A Party shall not be liable for non-performance or delay in performance (other than with respect to any obligations regarding confidentiality, caused by any unpredictable event reasonably beyond the control of such Party including, but not limited to, wars, hostilities, revolutions, acts of terrorism, riots, civil commotion, national emergency, pandemics or epidemics as determined by competent authorities, fire, force of nature, explosion, embargo, or any Act of God. In the event any force majeure event prevents a Party from performing its obligations hereunder for a period of ninety (90) days or more, both Parties may terminate this Agreement immediately upon written notice to the other Party.

d. Independent Contractors. The Parties hereto are independent contractors and shall have no power, nor will either of the Parties represent that either has any power, to bind the other Party or to assume or to create any obligation or responsibility, express or implied, on behalf of the other Party or in the other Party’s name.

e. Beneficiaries. No provision of this Agreement is intended nor shall be interpreted to provide or create any third-party beneficiary rights or any other rights of any kind in any sub-licensee.

f. Governing Law. The validity, interpretation, and enforcement of this Agreement as well as all disputes arising out of or in connection with this Agreement shall be governed by the laws of the Federal Republic of Germany, excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG) and international conflict of laws rules. In the event of any dispute arising out or in connection with this Agreement, the Parties agree to submit the matter to settlement proceedings under the ICC ADR rules. If the disputes has not been settled within forty five (45) days following the filing of a Request for ADR or with such other period as the Parties may agree in writing, such dispute shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with the said Rules of Arbitration. The seat of the arbitration court shall be in Paris, France, and the language of the ADR and arbitration shall be English.

g. Governing Language. The original of this Agreement has been written in English.

h. Entire Agreement; Amendment; Section Headings; Waiver. At the time of the conclusion of this Agreement, this Agreement, including the Exhibits attached hereto, represents the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior representations and agreements, whether oral or written, with respect to the same subject matter. The terms of this Agreement can only be amended or changed in a writing executed by both Parties. Section headings are included solely for convenience. The waiver, amendment or modification of any provision of this Agreement or any right, power or remedy hereunder shall not be effective unless in writing and signed by the Party against whom enforcement of such waiver, amendment or modification is sought.

i. Severability. If any provision of this Agreement is unenforceable or invalid, all other provisions of this Agreement shall be unaffected and remain valid in all other respects. In such an event, the Parties will mutually agree upon a new provision that comes as close as possible to the economic purpose that the initial provision was intended to serve. The same shall apply to any unintentional gaps in this Agreement.

j. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. If this Agreement is executed in counterparts, no signatory shall be bound until all of the Parties named below have duly executed or cause to be duly executed a counterpart of this Agreement. Signatures transmitted by facsimile or PDF shall be deemed original signatures.

k. Survival. All Sections which are meant to survive the termination or to enable the proper settlement or liquidation of a terminated or expired agreement, in particular Sections 4, 6, 7 and 9 and any obligations related to Royalties, shall survive the expiration or termination of this Agreement.

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IN WITNESS WHEREOF, each of the Parties hereto has duly executed this Agreement effective as of the Effective Date.

Robot Cache Inc.		DACS LABORATORIES GmbH
(“LICENSEE”)		(“DACSLABS”)

By:		By:
	Lee Jacobson (4. April 2022 16:49 PDT)		Frank Schwarz (4. April 2022 21:18 PDT)

Name:	Lee Jacobson	Name:	Frank Schwartz

Title:	CEO	Title:	CEO

Date:	Apr 4, 2022	Date:	4. April 2022

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EXHIBIT A

To the Technology License Agreement entered into as of March 28, 2022 by and between DACSLABS GmbH (“DACSLABS”), and Robot Cache Inc. (“Licensee”).

1.	LICENSED TECHNOLOGY:	ROCKITPLAY

2.	TERRITORY:	Worldwide

3.	AUTHORIZED PRODUCTS:	Games offered on https://store.robotcache.com

4.	AUTHORIZED PLATFORMS:	Windows 10, 64-bit

5.	TERM:	This Agreement shall be for two (2) years calculated from the Effective Date unless terminated earlier in accordance with the terms of this Agreement, and shall automatically renew for additional one (1) year periods unless either party gives the other party written notice of its desire to terminate this Agreement at least ninety (90) days prior to the end of the current term year.

6. FEES:

waived	1.	INTEGRATION FEE: Licensee agrees to pay DACSLABS a non-recoupable, non-refundable Integration Fee in the amount of EUR 0.00 payable within thirty (30) days from the Effective Date of this Agreement.

waived	2.	LICENSE FEE. For the Standard License granted in the Agreement, Licensee agrees to pay DACSLABS a monthly License Fee in the amount of EUR 0.00 (“License Fee”). The License Fee is payable within thirty (30) days of the beginning of each calendar quarter for the upcoming calendar quarter. The License Fee payments paid by Licensee or its designee to DACSLABS shall be non-refundable.

	3.	ROYALTIES. In Addition to the License Fee, Licensee agrees to pay DACSLABS Royalties to use the Licensed Technology in connection with the Authorized Products as set forth in the Agreement. Royalties are based on revenue share, and per title basis of Authorized Products. The Royalties paid by Licensee or its designee to DACSLABS shall be non-refundable.

i.	ROYALTIES BASED ON REVENUE SHARE. Royalties are equal to 5% of Net Revenues, with respect to the Authorized Products using the Licensed Technology. Within forty-five (45) days of the close of each calendar quarter, Licensee shall remit the full amount of all Royalties due for the preceding calendar quarter.

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waived	4.	MINIMUM GUARANTEE: Licensee guarantees that annual License Fees plus Royalties shall be no less than EUR 0.00. To the extent that the aggregate sum of annual paid fees and royalties to DACSLABS during the Term are less than the annual Minimum Guarantee, Licensee agrees to pay DACSLABS the balance of such shortfall.

waived	5.	MAINTENANCE FEE: In exchange for DACSLABS’ provision of the License, including ongoing updates and bug fixes, Licensee agrees to pay an annual Maintenance Fee to DACSLABS in the amount of EUR 0.00, payable within thirty (30) days of the beginning of each calendar quarter for the upcoming calendar quarter. The Maintenance Fee payments paid by Licensee or its designee to DACSLABS shall be non-refundable.

6.	ENGINEERING SERVICES: To the extent that Licensee shall require DACSLABS to undertake custom engineering work (such as coding) or provide any technical support that does not fall within the scope of this Agreement, Licensee shall pay for all such work according to the following Standard Rates. Minimum billing period is half a day per Labor Type. Full working day = 8 hours. Applicable value added tax not included. Billing period is monthly and rates are valid for 12 months following the Effective Date of the Agreement.

Labor Type	Hourly Rate	Daily Rate
Senior Software Engineer	EUR 150,00	EUR 1.200,00
Junior Software Engineer	EUR 100,00	EUR 800,00
QA Support	EUR 80,00	EUR 640,00
Game Trainer	EUR 50,00	EUR 400,00

7. CONTACT INFORMATION:

Licensee Business Contact:

Name:

Title:

Email:

Phone:

Licensee Technical Contact:

Name:

Title:

Email:

Phone:

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EXHIBIT B

A.	SOFTWARE

ROCKITPLAY consists of two components: (a) ROCKITPLAY Cloud Service and (b) ROCKITPLAY Client Component.

A.1	ROCKITPLAY Cloud Service

1.	ROCKITPLAY Cloud Service creates ROCKIT images from uploaded native game builds.
2.	By providing ROCKIT trace files, ROCKITPLAY Cloud Service can create accelerated ROCKIT images allowing for progressive downloads.
3.	ROCKITPLAY Cloud Service can compute ROCKIT game patches when additional game builds are uploaded.
4.	The computed ROCKIT image and/or patch files can be downloaded manually or automatically and deployed to the CDN of the licensee.
5.	ROCKITPLAY Cloud Service is typically running in a public or private cloud of the licensee.

A.2	ROCKITPLAY Client Component

1.	The ROCKITPLAY Client Component provides an application programming interface (API) allowing for
a. starting games provided in the format of ROCKIT images on a Windows PC,
b. applying ROCKIT patch files to update locally installed ROCKIT images, and
c. retrieving progress and status information.
2.	The ROCKITPLAY Client Component generates ROCKIT trace files during game play sessions by tracking file input/output requests of the ROCKIT image.
3.	The ROCKITPLAY Client Component is typically implemented in the existing game launcher of the licensee.

B.	INTEGRATION

In order to use ROCKITPLAY productively the ROCKITPLAY Cloud Service needs to be integrated into a public or private cloud and the ROCKIT SDK into the game launcher of the licensee.

B.1	ROCKITPLAY Cloud Service

1.	Requirements. ROCKITPLAY Cloud Service has been designed to operate on a Kubernetes cluster. Therefore, the following Kubernetes cluster infrastructure needs to be provided by the licensee:
a. at least 24 GB RAM
b. at least 10 CPU cores
c. persistent storage of at least 1 TB capacity
d. MKNOD capabilities

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2.	The ROCKITPLAY Cloud Service is provided by DACSLABS as follows:
1.	Docker (OCI) images and an example Kubernetes manifest (*.yml files).
a. Updates of ROCKITPLAY Cloud Services are also provided as updated Docker images.
b. DACSLABS provides the ROCKITPLAY API Documentation (OpenAPI / Postman)

B.2	ROCKITPLAY Client Component

1.	The ROCKITPLAY Client Component is provided by DACSLABS as follows:
a. ROCKIT SDK consisting of C headers, Doxygen API documentation of ROCKIT function calls and example C/Javascript codes; ROCKIT SDK must not be redistributed.
b. ROCKIT RTE consisting of Windows DLLs and the Windows driver installer
ROCKIT RTE can be redistributed along with the Client’s launcher.
2.	ROCKITPLAY Client Component does not download data. The game launcher of the licensee provides download functionality of the ROCKIT image / patch files from the CDN.
3.	ROCKITPLAY Client Component does not upload any data. The game launcher of the licensee collects the generated ROCKIT trace files.

C.	ROCKIT RTE UNWINDING PROCESS

1.	The Licensed Technology provides a functionality to convert ROCKIT images back to native game builds of the licensee (UnROCKIT) through the game launcher.
2.	The Licensee may offer its end users to either use the UnROCKIT function through the game launcher or to delete the ROCKIT images and to re-download the native version of the games.
3.	In any case potential costs for DACSLABS caused by this unwinding process are limited to license fees received for the past 12 months prior to the date of termination.

D.	SUPPORT

DACSLABS offers the following technical support during the regular business hours (9am to 6pm CET). In general, support is provided by DACSLABS via Email, Slack, and/or Skype.

DACLABS regularly updates software including updates, bug fixes, enhancements, and other code and process modifications as may be required to maintain operation in normal software operating environments and with PC games.

For integration DACSLABS provides support during initial setup of ROCKITPLAY Cloud Service (DACSLABS integration engineer) and technical support during client component integration (DACSLABS software developer).

For live operation DACSLABS provides support for updating or issue tracking of ROCKITPLAY Cloud Service, ROCKITPLAY Client Component as well as technical support for ROCKIT image creation.

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EXHIBIT C

ROCKITPLAY Cloud Service Usage Reports

The licensee provides weekly reports about ROCKITPLAY Cloud Service Usage to DACSLABS.

Usage Report Generation

1.	The ROCKITPLAY Cloud Service Usage Reports are generated automatically and can be extracted by a RESTful API call or manually using the ROCKITPLAY Cloud Service UI.
2.	The licensee sends the generated weekly report without altering its content by email to rp-report@dacslabs.com.

Data Collected in the Usage / Performance Report

The data generated by the ROCKITPLAY Cloud Service are provided in the form of a JSON file and contain usage and performance data, including:

1.	ROCKITPLAY Cloud Instance ID
2.	Names of games and game builds
3.	Parameters and performance data of ROCKITPLAY pipelines

Diagnostic Data

1.	If the licensee submits a support request or bug report which requires access to internal operational data of the ROCKITPLAY Cloud Service or ROCKIT RTE the licensee agrees on providing the relevant diagnostics data such as technical logs of ROCKITPLAY Cloud Service or ROCKIT RTE.
2.	The logs are human readable and can be inspected by RC.
3.	The diagnostic data will be only used for the purpose of providing best technical support.

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